Exhibit 3.1

Certificate of Correction

to

Certificate of Amendment

of

Second Amended and Restated Certificate of Incorporation of

Energous corporation

Energous Corporation (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (“DGCL”), pursuant to Section 103(f) of the DGCL, certifies that:

FIRST:     The name of the corporation is Energous Corporation.

SECOND:    A Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Office of the Secretary of State of the State of Delaware on May 26, 2020 (the “Certificate of Amendment”), and that such Certificate of Amendment requires correction as permitted by Section 103 of the DGCL.

THIRD:    The Certificate of Amendment may constitute an inaccurate record of the corporate action referred to therein and may not have been properly filed with the Secretary of State of the State of Delaware because it may not have been duly approved by the stockholders of the Corporation.

FOURTH:     The Certificate of Amendment filed with the Secretary of State of the State of Delaware on May 26, 2020 shall be null and void and shall be of no further force and effect.

IN WITNESS WHEREOF, Energous Corporation has caused this Certificate of Correction of Energous Corporation to be signed by its duly authorized officer this 27th day of July 2020.

Energous Corporation

By:	/s/ Brian Sereda
Name:	Brian Sereda
Title:	Chief Financial Officer and Secretary